Exhibit 2

FOR IMMEDIATE RELEASE	7 SEPTEMBER 2018

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified today that Mr Mark Read, Chief Executive Officer and Executive Director of WPP plc, purchased 10,000 Ordinary Shares in WPP at a price of £11.45 on 6 September 2018. Mr Read’s holding in WPP is now 128,513 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204
Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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